UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    8342GW101
                                    ---------
                                 (CUSIP Number)

                            Pinetree (Barbados) Inc.
                            30E Lower Halcyon Heights
                          Lascelles, St. James Barbados
                            Telephone: (246) 432-0401
                         Attention: Dr. J. Gordon Murphy
                         -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                December 15, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 9 pages

-------------------
CUSIP No. 83426W101
-------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            PINETREE (BARBADOS) INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      BARBADOS
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0 (SEE ITEMS 2 AND 5)
                        --------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             6,777,411 (SEE ITEMS 2 AND 5)
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH              0 (SEE ITEMS 2AND 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              6,777,411 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,777,411 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.7 % (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------


                               Page 2 of 9 pages

-------------------
CUSIP No. 83426W101
-------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            PINETREE CAPITAL LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0 (SEE ITEMS 2 AND 5)
                        --------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             6,777,411 (SEE ITEMS 2 AND 5)
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH              0 (SEE ITEMS 2 AND 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              6,777,411 (SEE ITEMS 2AND 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,777,411 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.7 % (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------


                               Page 3 of 9 pages

      This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D dated May 3, 2004, as amended by Amendment No. 1 thereto filed on January 20, 2005 (the "Schedule 13D") filed by Pinetree (Barbados) Inc., a corporation formed under laws of Barbados ("Pinetree"), and Pinetree Capital Ltd., a corporation formed under the laws of Ontario ("Pinetree Capital"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings assigned to them in the
Schedule 13D.

Item 2. Identity and Background.

      (a)-(c) This Amended Schedule 13D is being filed by Pinetree, a corporation formed under the laws of Barbados, and Pinetree Capital, a corporation formed under the laws of Ontario. Pinetree Capital is the parent company and sole shareholder of Pinetree. The principal businesses of Pinetree and Pinetree Capital are private investment.

      The address of the principal office of Pinetree is 30E Lower Halcyon Heights, Lascelles, St. James, Barbados. The address of the principal office of Pinetree Capital is The Exchange Tower, 130 King Street West, Suite 2810, Toronto, ON M5X 1A9.

      (d) During the past five years, neither Pinetree nor, to Pinetree's knowledge, any of its executive officers or directors or any executive officer or director of Pinetree Capital, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Pinetree Capital nor, to Pinetree Capital's knowledge, any of its executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, neither Pinetree nor, to Pinetree's knowledge, any of its executive officers or directors or any executive officer or director of Pinetree Capital, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Pinetree Capital nor, to Pinetree Capital's knowledge, any of its executive officers, directors or controlling persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) The name, citizenship, business address and principal business occupation or employment of each of the directors and executive officers of Pinetree and Pinetree Capital are set forth on Annex A hereto.


                               Page 4 of 9 pages

Item 3. Source and Amount of Funds and Other Consideration.

      On December 16, 2005, Pinetree acquired 25,000 shares of Common Stock in exchange for the surrender to the Company of a warrant to purchase 50,000 shares of Common Stock at a price of $1.00 per share. On February 15, 2006, Pinetree acquired (i) an additional 5,857,370 shares of Common Stock upon conversion of the 1,171,474 shares of Series A Preferred Stock held by Pinetree into Common Stock in connection with the Company's recapitalization and conversion of all of its outstanding Series A Preferred Stock into Common Stock, and (ii) an additional 860,737 shares of Common Stock in exchange for the surrender to the Company of warrants to purchase an aggregate of 1,721,474 shares of Common Stock at a price of $1.00 per share. On March 15, 2005, Pinetree acquired (i) an additional 22,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from March 15, 2006 to April 30, 2006 and (ii) an additional 11,804 shares of Common Stock by converting $8,876.71 of accrued and unpaid interest on such senior notes through February 28, 2006 into Common Stock. The consideration used by Pinetree to acquire the warrants, Series A Preferred Stock and senior notes with respect to which these shares of Common Stock were issued was Pinetree's personal funds.

Item 4. Purpose of Transaction.

      (a) - (j). All of the shares of Common Stock were acquired for investment purposes.

      Except as set forth in this Item 4, neither Pinetree nor Pinetree Capital have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.


                               Page 5 of 9 pages

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Pinetree is deemed to beneficially own an aggregate of 6,777,411 shares of Common Stock (the "Shares"), representing approximately 24.7 % of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006.

      (b) By virtue of Pinetree's direct ownership of the Shares and Pinetree Capital's ownership and control of Pinetree, Pinetree Capital and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares. Neither of Pinetree nor Pinetree Capital may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

            Pinetree has shared power to direct the vote and to direct the disposition of the Shares with Pinetree Capital.

      (c) On December 16, 2005, Pinetree acquired 25,000 shares of Common Stock in exchange for the surrender to the Company of a warrant to purchase 50,000 shares of Common Stock at a price of $1.00 per share. On February 15, 2006, Pinetree acquired (i) an additional 5,857,370 shares of Common Stock upon conversion of the 1,171,474 shares of Series A Preferred Stock held by Pinetree into Common Stock in connection with the Company's recapitalization and conversion of all of its outstanding Series A Preferred Stock into Common Stock, and (ii) an additional 860,737 shares of Common Stock in exchange for the surrender to the Company of warrants to purchase an aggregate of 1,721,474 shares of Common Stock at a price of $1.00 per share. On March 15, 2005, Pinetree acquired (i) an additional 22,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from March 15, 2006 to April 30, 2006 and (ii) an additional 11,804 shares of Common Stock by converting $8,876.71 of accrued and unpaid interest on such senior notes through February 28, 2006 into Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.


                               Page 6 of 9 pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2006


                                        PINETREE (BARBADOS) INC.

                                        By: /s/ Dr. J. Gordon Murphy
                                            ------------------------
                                            Name: Dr. J. Gordon Murphy
                                            Title: President


                                        PINETREE CAPITAL LTD.

                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name: Larry Goldberg
                                            Title: Executive Vice President and
                                            Chief Financial Officer


                               Page 7 of 9 pages

                                     Annex A

                        Executive Officers and Directors

Pinetree Capital Ltd.

Name                                          Principal Occupation or Employment and Business Address
----                                          -------------------------------------------------------
Sheldon Inwentash                             Chief Executive Officer
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg                                Executive Vice-President and CFO
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Lynn Factor                                   Director of Pinetree Capital
Canadian citizen                              Independent business woman;
                                              c/o Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Bruno Maruzzo                                 Director of Pinetree Capital
Canadian citizen                              Principal of Technoventure Inc., a business consulting company
                                              800 Petrolia Road, Unit 15
                                              Toronto, ON
                                              M3J 3K4

Steve Saviuk                                  Director of Pinetree Capital
Canadian citizen                              Chief Executive Officer of Manitex Capital Inc., an
                                              investment company
                                              16667 Hymus Blvd.
                                              Kirkland, QUE
                                              H9H 4R9

Ron Perry                                     Director of Pinetree Capital
Canadian citizen                              Principal of Briolijor Corporation, a Montreal based business consulting company
                                              28 Appleglen
                                              Hudson, QUE
                                              J0P 1H0

Kent Moore                                    Director of Pinetree Capital
Canadian citizen                              Professor with the Department of Physics, University of
                                              Toronto
                                              864 Davenport Rd.
                                              Toronto, ON
                                              M6G 2B6


                               Page 8 of 9 pages

Joseph Greenberg                              Director of Pinetree Capital
Canadian citizen                              Doctor
                                              619 Bathurst St.
                                              Toronto, ON
                                              M5S 2P8

Pinetree (Barbados) Inc.

Name                                          Principal Occupation or Employment and Business Address
----                                          -------------------------------------------------------
Dr. J. Gordon Murphy                          President
Canadian citizen                              Pinetree (Barbados) Inc.
                                              30E Lower Halcyon Heights
                                              Lascelles, St. James, BB24119, Barbados

E. Adrian Mayer                               Director of Pinetree (Barbados)
Canadian citizen                              President
                                              Cidel Bank and Trust, Inc.
                                              One Financial Place
                                              Lower Collymore Rock, St. Michael, BB11000, Barbados

Joseph W. Ward                                Director of Pinetree (Barbados)
Barbadian citizen                             Charted Accountant
                                              Ward, Patel
                                              The Gables, Haggat Hall, St. Michael, Barbados

Larry Goldberg                                Director of Pinetree (Barbados)
Canadian citizen                              Executive Vice-President and CFO
                                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada


                               Page 9 of 9 pages